

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

March 29, 2016

Mr. Michael I. German
President and Chief Executive Officer
Corning Natural Gas Holding Corporation
330 W. William St.
Corning, NY 14830

> **Re:**  **Corning Natural Gas Holding Corporation**
> **Registration Statement on Form S-1**
> **Response Submitted March 29, 2016**
> **File No. 333-208943**

Dear Mr. German:

We have reviewed your response and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. In appropriate places throughout the prospectus, please clarify that subscription rights may not be exercised for a fractional share of Series A Cumulative Stock or a fractional share of Series B Convertible Stock, and must instead be aggregated with other subscription rights so that when exercised, in the aggregate, such rights result in the purchase of a whole share of Series A Cumulative Stock (which requires eight subscription rights) or Series B Convertible Stock (which requires six subscription rights), and that no fractional shares of Series A Cumulative Stock or Series B Convertible Stock will be issued.  Please also discuss how this process will be affected by any pro rata allocation of the Series A and/or Series B stock.

2. Please confirm that you will fill in the record, distribution, and expiration dates prior to seeking effectiveness.

3. We note your statement that "[a] fairly simple amendment to the certificate of information under Section 502(c) of the New York Business Corporation Law could be filed to change the number of shares authorized in each series…."  Please describe the process for amending under Section 502(c) in the registration statement.

4. Please provide more detailed disclosure for investors regarding the process for any pro rata adjustments of shares.

Calculation of Registration Fee

5. Please revise to reflect that you are registering 360,000 shares of common stock, issuable upon conversion of the Series B Convertible Preferred Stock.  Please also include this number in the heading of the Prospectus Summary page.

6. Please revise to include the number of subscription rights, 2,469,871, that you are registering, as you do in the body of the Prospectus Summary page.  Please also include this number in the heading of the Prospectus Summary page.

7. In the final sentence of footnote 1, please clarify that all shareholders subscribing for the oversubscribed Series will be entitled to purchase their pro rata share "of the shares of that Series being offered," if true.

8. Please revise to include footnotes 3 and 5 within the fee table.


Please contact Michael Kennedy, Staff Attorney, at 202-551-3832, Lilyanna Peyser, Special Counsel, at 202-551-3222, or me at 202-551-3720 with any other questions.


Sincerely,

/s/ Lilyanna Peyser for

Mara L. Ransom
Assistant Director
Office of Consumer Products